January 7, 2013

Mr. Perry Hindin

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SandRidge Energy, Inc.

Preliminary Consent Revocation Statement on Schedule 14A

Filed December 27, 2012

Soliciting material filed pursuant to Exchange Act Rule 14a-12

Filed December 21, 2012

File No. 001–33784

Dear Mr. Hindin,

On behalf of our client, SandRidge Energy, Inc. (the “Company” or “SandRidge”), we hereby submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 4, 2013 (the “Comment Letter”), with respect to the Preliminary Consent Revocation Statement on Schedule 14A filed by SandRidge with the Commission on December 27, 2012 (the “Preliminary Consent Revocation Statement”) and the soliciting material filed pursuant to Exchange Act Rule 14a-12 by SandRidge with the Commission on December 21, 2012.

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Preliminary Consent Revocation Statement. In addition, SandRidge is simultaneously filing Amendment No. 1 to the Preliminary Consent Revocation Statement with the Commission to, among other matters, amend the Preliminary Consent Revocation Statement in response to the Comment Letter.

1. We note the disclosure in the soliciting material filed on December 21, 2012 regarding the Company’s receipt of written consents from a stockholder of record, dated December 19, 2012. Given that TPG-Axon had not yet filed a consent statement disclosing its three proposals and identifying its nominees and had not yet furnished the Company’s stockholders with a consent card relating to its three proposals, please advise us why the

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 7, 2013

Company believes it appropriate to conclude that the stockholder communication received by the Company constituted written consents to TPG-Axon’s consent solicitation. Include in your response letter (i) a detailed legal analysis supporting the Company’s conclusion, (ii) the identity of the stockholder of record who submitted the written consent and (iii) the number of shares of Company stock beneficially held by such stockholder. If the stockholder of record is an entity, please identify the natural person or persons who have voting and investment power over the shares. Also tell us in your response letter whether such natural person is an affiliate of the Company or a “related person,” as that term is defined in the Instructions to Item 404(a) of Regulation S-K. Please also provide us a copy of the written consents.

Response

On December 19, 2012, the Company received two written consents executed by Cede & Co., the nominee of The Depository Trust Company and the record holder of 381,972,517 shares of Company Common Stock on December 13, 2012, the record date for the TPG-Axon Consent Solicitation. One consent, with respect to 100 shares beneficially owned by Tom L. Ward, consented to the adoption of the proposals previously announced by TPG-Axon Partners, LP to (i) amend the Company’s Bylaws to eliminate the division of the Company’s Board into classes and to permit the removal of directors by stockholders with or without cause (the “Bylaw Amendment Proposal”), and (ii) remove members of the Board as proposed by TPG-Axon Partners, LP. The other consent, with respect to 100 shares beneficially owned by Tom L. Ward IRA, consented to the adoption of the Bylaw Amendment Proposal. Mr. Ward is the Chairman and Chief Executive Officer of the Company and is an affiliate of the Company and a “related person” within the meaning of Item 404(a) of Regulation S-K. There was no consent filed on December 19, 2012 with respect to the proposal by the TPG-Axon Group to replace removed directors with nominees of TPG-Axon.

These consents were provided pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”) which states, in relevant part, that no stockholder written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by the statute, written consents signed by a sufficient number of stockholders to take the action referred to therein are delivered to the corporation in the manner required by the statute. The statute does not require such earliest dated consent to be delivered by the stockholder who initiated the consent solicitation or that such delivery occur after consent cards have been furnished to stockholders. Furthermore, other than requiring that a written consent set forth the action so taken, be signed by a holder of outstanding stock and bear the date of signature of each stockholder signing such written consent, the statute does not prescribe the form a consent must take. The Company believes that the public announcements by TPG-Axon Partners, LP and its affiliates prior to December 19, 2012 accurately described in substance both Proposal No. 1 (“Proposal 1”) and Proposal No. 2 (“Proposal 2”), as set forth in the Preliminary Consent Statement filed by the TPG-Axon Group with the Commission on December 26, 2012 (the “TPG-Axon Consent Statement”), and that the consents delivered to the Company clearly identify their subjects as Proposals 1 and 2. Accordingly, the Company, after consultation with Covington & Burling LLP and Potter

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 7, 2013

Anderson & Corroon LLP, its outside counsel, has concluded that the written consents filed on December 19, 2012 are the earliest dated consents within the meaning of Section 228 of the DGCL for purposes of determining the 60-day period within which stockholders must deliver a sufficient number of unrevoked consents to adopt Proposal 1 and Proposal 2.

In response to the Staff’s request, we will promptly provide the Commission with a copy of the above-referenced written consents in a supplemental letter submitted to the Staff, together with a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules Concerning Information and Requests (17 C.F.R. § 200.83).

2. Revise the disclosure to advise stockholders that, notwithstanding the date of any TPG-Axon consent statement furnished to such stockholders or the date that any consent furnished by TPG-Axon to stockholders is first delivered to the Company, the Company has determined that it will not count any consents delivered to the Company after the date that is 60 days after December 19, 2012. Disclose that specific date.

Response

In response to the Staff’s comment, the disclosure on page 11 of the Preliminary Consent Revocation Statement under the subheading “When should I return my Consent Revocation Card?” has been revised to advise stockholders that the Company will not count any consents that are delivered to the Company after February 17, 2013, which is the date that is 60 days after December 19, 2012, notwithstanding the date of any consent statement furnished by the TPG-Axon Group to the Company’s stockholders or the date that any consent card furnished by the TPG-Axon Group to stockholders is first delivered to the Company.

Reasons to Reject the TPG-Axon Consent Proposals, page 4

3. Please provide support for the statement appearing here and elsewhere in the disclosure that TPG-Axon is “an opportunistic investor with short-term interests.”

Response

In support of this statement, we note to the Staff that TPG-Axon has publicly described a sale of the Company as its preferred strategic course. For example, in TPG-Axon’s November 30, 2012 letter to the Company’s Board, TPG-Axon states that “an outright sale of the company is the most realistic path to restoring the shareholder value that has been destroyed” and “a sale of the company is best” because, among other reasons, “[u]ltimately, the value of the Mississippian assets is extraordinary, but so is the investment and time required to develop those assets.”

In support of this statement, we further note to the Staff the following facts, each of which is also disclosed in the third bullet point on the top of page 7 of the Preliminary Consent Revocation Statement:

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 7, 2013

•	As disclosed in the TPG-Axon Consent Statement, TPG-Axon has sold approximately 5.3 million shares of the Company’s Common Stock since its initial investment in the Company in November 2011.

•	As disclosed in the TPG-Axon Consent Statement, TPG-Axon has sold shares of the Company’s Common Stock five times over the last year and three times since July 2, 2012.

•

Since 2011, TPG-Axon has made investments in three other companies involved in the exploration and production sector of the oil and gas business and has on average only held such investments for approximately two fiscal quarters.

4. In the last sentence on the bottom of page 4 the Company indicates that stockholders should reject the TPG-Axon Consent because “TPG-Axon is not experienced in controlling or running an operating business.” Provide support for such statement. In addition, since TPG-Axon Group Nominees, and not TPG-Axon itself, would serve on the board of directors, this statement does not appear relevant to this section’s heading. Please revise the disclosure to indicate that the TPG-Axon Group Nominees, and not TPG-Axon, will serve on the board of directors if elected. Also explain in the disclosure why TPG-Axon’s experience in controlling or running an operating company is relevant to a stockholder’s voting decision regarding the removal of the Company’s directors and their replacement with TPG-Axon Group Nominees.

Response

In response to the Staff’s comment, the last sentence on the bottom of page 4 of the Preliminary Consent Revocation Statement has been revised to state that Mr. Singh, one of the TPG-Axon Group Nominees and the Chief Executive Officer of TPG-Axon Capital, is not experienced in running an operating business. This statement is based on the disclosures set forth in the TPG-Axon Consent Statement and our review of publicly available information, in which we were not able to find any instance where Mr. Singh had experience in running an operating business. We believe this disclosure is relevant because Mr. Singh is one of the TPG-Axon Group Nominees, and as Chief Executive Officer of TPG-Axon Capital has played a leading role in initiating and pursuing the TPG-Axon Consent Solicitation, which we believe, based on public statements by TPG-Axon (including its November 30, 2012 letter to the Board) is intended to facilitate a sale or dramatic restructuring of the Company.

In response to the Staff’s comment, this disclosure has also been revised to indicate that that the TPG-Axon Group Nominees will constitute all the members of the Board if the TPG-Axon Consent Proposals are successful.

5. Revise the disclosure to describe the strategic plan referenced at the top of page 5 and explain why the Company believes it will deliver long-term value to stockholders.

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 7, 2013

Response

In response to the Staff’s comment, the disclosure in the first bullet point at the top of page 5 of the Preliminary Consent Revocation Statement has been revised.

6. Refer to the fifth bullet point on the top of page 5. Revise the disclosure to explain why the vesting of restricted shares would “jeopardize the Company’s ability to retain its management and operating personnel.” It is unclear if this statement is suggesting key management and operating personnel would voluntarily terminate their employment with the Company following a change of control or only that the Company would have to create other incentives to retain such individuals.

Response

In response to the Staff’s comment, the disclosure in the fifth bullet point at the top of page 5 of the Preliminary Consent Revocation Statement has been revised.

The TPG-Axon Consent Solicitation is an attempt…, page 5

7. Refer to the last sentence of the second bullet point in this section. Please revise the disclosure to support the statement that the TPG-Axon Group “may have different interests from, and [sic] in conflict with, the best interests of all of the Company’s stockholders” given that (i) the group includes the TPG-Axon Group Nominees, who, according to TPG-Axon’s consent statement, will all be considered independent directors of the Company under the Company’s Corporate Governance Guidelines, under applicable NASDAQ rules and under Item 407(a) of Regulation S-K, (ii) six of the seven nominees do not currently have or have ever had any business or financial ties to TPG-Axon or any of its affiliated funds and (iii) all of the nominees are subject to the same fiduciary duties under Delaware General Corporation Law as the current Company’s directors.

Response

In response to the Staff’s comment, the statement that the TPG-Axon Group “may have different interests from, and in conflict with, the best interests of all of the Company’s stockholders” has been deleted.

8. Refer to our preceding comment and the fourth bullet point in this section. Please revise the last sentence to indicate that the TPG-Axon Group Nominees, and not TPG-Axon, will serve on the board of directors, if elected, and explain why TPG-Axon’s experience in controlling or running an operating company is relevant to a stockholder’s voting decision regarding the removal of the Company’s directors and their replacement with TPG-Axon Group Nominees.

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 7, 2013

Response

In response to the Staff’s comment, the disclosure in the fourth bullet point in this section of the Preliminary Consent Revocation Statement has been revised to, among other things, state that Mr. Singh, one of the TPG-Axon Group Nominees and the Chief Executive Officer of TPG-Axon Capital, is not experienced in running an operating business. Please also see our response to the Staff’s comment in paragraph 4 above.

The Board believes that the TPG-Axon Group Nominees are not in a position…, page 6

9. Refer to the third bullet point in this section. Please revise the disclosure to support the statement that the TPG-Axon Group “has no duty to act in the best interests of the Company’s stockholders” given that (i) the group includes the TPG-Axon Group Nominees, who, according to TPG-Axon’s consent statement, will all be considered independent directors of the Company under the Company’s Corporate Governance Guidelines, under applicable NASDAQ rules and under Item 407(a) of Regulation S-K, (ii) six of the seven nominees do not currently have or have ever had any business or financial ties to TPG-Axon or any of its affiliated funds and (iii) all of the nominees are subject to the same fiduciary duties under Delaware General Corporation Law as the current Company directors. If the Company intended to refer to TPG-Axon as opposed to the TPG-Axon Group, please revise the disclosure to explain why TPG-Axon’s lack of “duty to act in the best interests of the Company’s stockholders” is relevant to this section’s subheading or relevant to a stockholder’s voting decision with respect to the TPG-Axon Group Nominees, who do have such duties.

Response

In response to the Staff’s comment, the disclosure in the third bullet point in this section of the Preliminary Consent Revocation Statement has been revised to refer to TPG-Axon rather than the TPG-Axon Group and to clarify the relevance of this disclosure to a stockholder’s consideration of whether to consent with respect to the TPG-Axon Group Nominees. As described in the revised disclosure, we believe this disclosure is relevant because the TPG-Axon Group Nominees have been chosen by TPG-Axon and TPG-Axon has no duty to act in the best interests of the Company’s stockholders when selecting potential nominees to serve on the Board.

The approval of the TPG-Axon Consent Proposals…, page 7

10. Refer to the second bullet point in this section. Revise the disclosure to clarify what is meant by the phrase “potential mandatory” refinancing. How is this different than “mandatory refinancing?” Does a possibility exist that the creditors would not require refinancing upon a change of control? If so, under what circumstances would refinancing not be required?

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 7, 2013

Response

We note to the Staff that, as described in the first bullet point in this section of the Preliminary Consent Revocation Statement, the removal of the Board and its replacement with the TPG-Axon Group Nominees would trigger an event of default under the Credit Agreement and, under the Indentures, require the Company to offer to purchase all of the outstanding notes at a purchase price equal to 101% of the principal amount plus accrued interest. Under the Indentures, the Company is only required to offer to purchase the notes, and the note holders ultimately have discretion whether to accept such offer.

In light of the foregoing and in response to the Staff’s comment, the disclosure in the second bullet point in this section of the Preliminary Consent Revocation Statement has been revised.

11. Refer to the third bullet point in this section. Quantify the “significant cash payments” and disclose whether such payments are material. If so, please explain why the Company considers the amounts material.

Response

We note to the Staff that page 37 of the Preliminary Consent Revocation Statement includes a table under the heading “Summary of Potential Payments upon Termination or Change in Control” which sets forth the Company’s estimate of the benefits that would have been payable to the Company’s named executive officers under their employment agreements assuming that each such person was terminated in connection with a change in control on December 31, 2011. We further note that this table has been revised in Amendment No. 1 to the Preliminary Consent Revocation Statement in order to incorporate disclosures for the Company’s 2012 fiscal year.

In light of the foregoing and in response to the Staff’s comment, the disclosure in the third bullet point in this section of the Preliminary Consent Revocation Statement has been revised to cross-reference to the above-described summary table with respect to the named executive officers. The Company has not made a determination as to whether the amounts disclosed in such table are material, but considers such amounts to be relevant to a stockholder’s voting decision with respect to the TPG-Axon Consent Proposals given that such amounts are required to be disclosed in the Preliminary Consent Revocation Statement.

12. Refer to the last bullet point in this section. Revise to explain why this last point is a reason to reject the TPG-Axon consent proposals.

Response

In response to the Staff’s comment, the disclosure in the last bullet point in this section of the Preliminary Consent Revocation Statement has been revised.

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 7, 2013

When Should I return my Consent Revocation Card? Page 11

13. Revise this section to specify the date by which consents must be received in order to be counted.

Response

In response to the Staff’s comment, the disclosure on page 11 of the Preliminary Consent Revocation Statement has been revised.

Effectiveness of the Consents, page 12

14. Revise this section to specify the date by which consents must be received in order to be counted.

Response

In response to the Staff’s comment, the disclosure on page 12 of the Preliminary Consent Revocation Statement has been revised.

Solicitation of Consent Revocations, page 13

15. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents must be filed under cover of Schedule 14A on the date of first use. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Response

In response to the Staff’s comment, the Company hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents, must be filed under cover of Schedule 14A on the date of first use.

*         *         *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporate Finance

U.S. Securities and Exchange Commission

January 7, 2013

If you have any questions or require any additional information, please call either the undersigned at 212-841-1056 or Kyle Rabe at 212-841-1036.

Very truly yours,

/s/ Scott F. Smith

Scott F. Smith
Covington & Burling LLP